Yucheng Technologies Provides Next Generation Credit
Management Information System to China Construction Bank

BEIJING, June 4 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading IT service provider to the Chinese banking industry, today announced a significant contract win with China Construction Bank (CCB) to provide its next generation credit management information system (CMIS II).

CMIS is the credit asset performance and risk management platform for CCB. It is the bank’s first information system that is used by all branches nationwide, as well as a key analytical tool for analyzing and monitoring the bank’s asset quality.  Yucheng has been CCB’s exclusive partner in upgrading and maintaining the first generation CMIS since 2001. According to the development plan, the new CMIS will be capable of collecting and aggregating credit asset-related data for the bank’s head office from its branches around the country, and provide powerful and flexible analytical tools for filtering and analyzing data, including pre-defined and customized reporting to support credit related decision-making.

Mr. Weidong Hong, the CEO of Yucheng stated, “This project is a critical step for China Construction Bank to revamp and further upgrade its ability to monitor and manage its asset performance and bank-wide risk profile. CMIS II is at the heart of CCB’s overall risk management efforts, and we are, again, honored that CCB continues to rely on Yucheng for its mission critical needs. This further demonstrates our continued strong standing relationship with CCB and we anticipate that this project will translate into business with other domestic Chinese banks, which are increasingly focused on risk management tools. Yucheng is well poised to benefit from the rapidly growing demands given our recognized expertise and clear leadership in this area among Chinese IT solutions providers.”

About China Construction Bank

China Construction Bank is the second largest commercial bank in China in terms of total assets. Founded in 1954 and headquartered in Beijing, China Construction Bank operates a network of more than 13,000 branches and outlets across the country. CCB also has presence in international money centers, including overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul; representative offices in New York, London and Sydney. As of December 31, 2007, CCB owned a total asset of about US$903 billion.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,800 employees and has established an extensive footprint to serve its banking clients nationwide, with subsidiaries and representative offices in eighteen cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) channel-related IT solutions, such as web banking and call centers; (ii) business-related processing solutions, such as core banking systems, foreign exchange and treasury management; and (iii) management-related IT solutions, such as risk analytics and business intelligence. It is also a leading third party provider of POS merchant acquiring services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel:	+1-212-202-1453
+8610- 64420533
Email: investors@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com